Exhibit 99.4

NEWS RELEASE

Corporate Office:
130 Adelaide Street West
Suite 2210
Toronto, ON CANADA
M5H 3P5
Website: http://www.starfieldres.com	TSX - SRU OTCBB - SRFDF

STARFIELD RESOURCES RELEASES PRELIMINARY
YEAR END FINANCIAL RESULTS

Company cites objectives for development of Nunavut property

TORONTO, ON (May 10, 2007) - Starfield Resources Inc. (“Starfield” or the “Company”) (TSX: SRU and OTCBB: SRFDF) today announced preliminary financial results for the fourth quarter and fiscal year ended February 28, 2007.

Highlights
•	Drilling on Nunavut property totaled 25,023 metres
•	Discovered large mineral deposit; NI 43-101 report in progress
•	Norman Betts named Chairman of board of directors
•	André Douchane appointed President & CEO
•	David R. Lewis appointed as Chief Financial Officer
•	Ended fiscal year with $506,000 cash position
•	Subsequent to fiscal year end, closed $15.1 million (gross) private placement
•	Subsequent to fiscal year end, graduated to TSX from TSX Venture

“For Starfield Resources, fiscal 2007 was a year of transition and tremendous progress, both in corporate development and exploration results,” said André Douchane, President and CEO of Starfield.

Mr. Douchane, who was named to his current position in February 2007, noted that during fiscal 2007 the company appointed Norman Betts as Chairman of the board of directors and David R. Lewis as Chief Financial Officer.

“These senior-level appointments provide Starfield with the resources needed to advance into production,” said Mr. Douchane.

He also noted that Starfield’s graduation from the TSX Venture Exchange to the TSX main board, which occurred in April 2007, provides the company with a ready means to access development capital and increases recognition among institutional investors and portfolio managers who oversee funds that invest in mining companies.

“This will be important in the future because Starfield has discovered a very large mineral deposit on our Ferguson Lake property in Nunavut,” said Mr. Douchane. “That brings the company to the end of its primary exploration phase and now moves into the development phase, which requires us to value and define the deposit.”

During fiscal 2007 Starfield diamond-drilled 116 resource delineation holes and 20 geotechnical holes totaling 25,023 metres. That brought the total to 359 holes drilled by Starfield to date at Ferguson Lake, a 1.3-million acre property fully held by the company (see About Starfield, below).

Exploration during fiscal 2007 resulted in Starfield submitting 5,400 one-metre core samples for analysis and assay. “The high quantity of samples sent for assay is a direct result of the ‘infill’ drilling at closer spacing of known mineralized lenses in the west zone,” said Mr. Douchane. “These results will be compiled and integrated with previous drill results to form an updated property-wide mineralization.” Upon completion of detailed in-house modeling, the data will be audited and used to generate a new resource estimate by independent consultants.

Starfield has commissioned an independent NI 43-101 report scheduled for completion before the end of May. The report will form the basis for a scoping study to be completed by December 2007.

Starfield released preliminary, unaudited fiscal year-end financial data.  During the year, the Company spent approximately $16 million on its Ferguson Lake property bringing its total investment to date to over $63 million.

At fiscal year end, the company’s cash totaled $506,000.

Subsequent to fiscal year end, on March 27, 2007 the company completed a private placement of 31 million units and 27 million flow-through common shares for total gross proceeds of $15.1 million. Units consisted of one common share and one-half of one transferable common share purchase warrant. Net proceeds totaled approximately $13.5 million, and after paying approximately $2.5 million in year-end obligations, Starfield had approximately $11.0 million remaining.

“The private placement provides Starfield with sufficient working capital to continue advancing the Ferguson Lake project during the current fiscal year,” said Mr. Lewis. He also noted the financing enables the company to complete its commitment to spend approximately $200,000 with SGS Lakefield Research Limited, a world-renowned engineering and test facility until December 31, 2007.

The agreement requires Starfield to partner and assist with the advancement of the test work at Ferguson Lake and McGill University that is being overseen by Dr. Bryn Harris, an independent consultant.

Conference Call and Webcast
Management will hold a conference call and live audio webcast on Thursday, May 10, 2007 at 2 p.m. (EDT) to discuss preliminary financial results for the fiscal year ended February 28, 2007 and to provide an overview of its objectives and priorities for the Ferguson lake property in fiscal 2008. Analysts and institutional investors may participate by dialing 416-915-5873 or 1-866-250-4665. News media and others are invited to monitor the call in listen-only mode by dialing either of the above numbers.

About Starfield
Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 359 holes. A National Instrument 43-101 technical report dated May 15, 2006 prepared by N.C. Carter PhD., P.Eng. was filed on SEDAR and on Starfield’s website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high-grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is emerging as Nunavut's largest ongoing base and precious metal project.

Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum and palladium along with cobalt, nickel, and copper from its Ferguson Lake massive sulphides, under the direction of its metallurgical consultant, Dr. Bryn Harris. Additional work is being funded by McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield). The research is focused on the critical process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

Caution concerning forward-looking statements: This communication to shareholders and the public contains certain forward-looking statements. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Actual results may differ materially from those indicated by such statements. Although Company management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that all statements, other than statements of historical fact, included herein, including, without limitation statements regarding future production, are forward looking statements that involve various risks and uncertainties. These risks and uncertainties include those discussed or identified in the Company’s annual report for the year ended February 28, 2006, as filed with the U.S. Securities and Exchange Commission on Form 20-F. Among others, these include risks related to the uncertainty associated with calculating reserves and mineralization, operating hazards in the mining industry and the Company’s inability to meet its future capital requirements. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such terms are defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext. 249 jvincic@barnesmcinerney.com	André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 www.starfieldres.com

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